Revolution Healthcare Acquisition Corp.

20 University Road

Cambridge, Massachusetts 02138

March 17, 2021

VIA EDGAR

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Erin Martin

Re:	Revolution Healthcare Acquisition Corp.
Acceleration Request for Registration Statement on Form S-1
File No. 333-253729

Requested Date:	March 17, 2021
Requested Time:	4:30 p.m. Eastern Time

Dear Ms. Erin Martin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Revolution Healthcare Acquisition Corp. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to March 17, 2021, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Daniel Espinoza at (650) 752-3152. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Daniel Espinoza, by email at despinoza@goodwinlaw.com.

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If you have any questions regarding this request, please contact Daniel Espinoza of Goodwin Procter LLP at (650) 752-3152.

Sincerely,

Revolution Healthcare Acquisition Corp.

/s/ Jay Markowitz
Jay Markowitz
Chief Executive Officer and Chairman

cc:	Jocelyn Arel, Esq., Goodwin Procter LLP
Yasin E. Akbari, Esq., Goodwin Procter LLP
Janet Hsueh, Esq., Goodwin Procter LLP